UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-13395

United Financial Banking Companies, Inc.

(Exact name of registrant as specified in its charter)

8399 Leesburg Pike, Vienna, Virginia 22182, 703-0734.0070

(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

(Title of all other classes of securities covered by this Form)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 298 including depository participants.

Pursuant to the requirements of the Securities Exchange Act of 1934, United Financial Banking Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	November 13, 2006	BY:	/s/ LISA M. PORTER
		Name:	Lisa M. Porter
		Title:	Chief Financial Officer